Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE THIRD QUARTER 2014

Revenue of $46.5m;
Record gross, operating and net margins of 53.5%, 26.1% & 18.7% respectively

AZOUR, Israel – November 18, 2014 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2014.

Highlights of the Third Quarter
•	Net subscribers adds in the quarter amounting to 20 thousand, to a record subscriber base of 795 thousand as of September 30, 2014;
•	Record gross margins at 53.5%;
•	Record operating margin at 26.1%;
•	Record EBITDA of $15.0 million or 32.2% of revenues;
•	Generated $12.9 million in operating cash flow; ended the quarter with $45.5 million in net cash (including marketable securities);
•	Dividend of $4.5 million declared for the quarter;

Third Quarter 2014 Results
Revenues for the third quarter of 2014 were $46.5 million, representing a 10% growth from revenues of $42.4 million in the third quarter of 2013. 74% of revenues were from location based service subscription fees and 26% from product revenues.

Revenues from subscription fees increased 10% over the same period last year. The increase in subscription fees was primarily due to the growth in the subscriber base, which expanded from 721,000 as of September 30, 2013, to 795,000 as of September 30, 2014.

Product revenues increased by 9% compared with the same period last year.

Gross profit for the third quarter of 2014 was $24.9 million (53.5% of revenues), an increase of 13% compared with $22.0 million (51.8% of revenues) in the third quarter of 2013.

Operating profit for the third quarter of 2014 was $12.1 million (26.1% of revenues), an increase of 12% compared with an operating profit of $10.8 million (25.5% of revenues) in the third quarter of 2013.

EBITDA for the quarter was $15.0 million (32.2% of revenues), an increase of 10% compared to an EBITDA of $13.6 million (32.1% of revenues) in the third quarter of 2013.

The company recorded a financial gain on its US Dollar deposits leading to the high level of financial income of $1.3 million in the quarter. This is because some of the Ituran’s cash is held in US Dollars, and there was a 7.5% appreciation of the US Dollar versus the Israeli Shekel between the end of the second quarter end of the third quarter of 2014, while Ituran’s functional currency in Israel is the Israeli Shekel.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Net profit was US$8.7 million in the third quarter of 2014 (18.7% of revenues) or fully diluted EPS of US$0.41. This is compared with a net profit of US$7.0 million (16.5% of revenues) or fully diluted EPS of US$0.33 in the third quarter of 2013.

Cash flow from operations during the quarter was $12.9 million.

As of September 30, 2014, the Company had net cash, including marketable securities, of $45.5 million or $2.17 per share. This is compared with $44.0 million or $2.10 per share as at June 30, 2014.

Dividend
For the third quarter of 2014, a dividend of $4.5 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our third quarter 2014 results. Our core business is growing very well in our target regions, demonstrated by the net addition of 20k subscribers in the quarter. Furthermore, we continue to benefit from the strong operating leverage which is inherent to our business model. Every additional subscriber we add can be serviced by our existing infrastructure, so as the revenue from our subscriber base continues to grow, we increasingly benefit through improving margins. Toward the end of the third quarter and into the fourth quarter we have seen the weakening of the local currencies in which we operate versus the US dollar, which had a negative impact on our results which we report in US dollars.  Notwithstanding this, we look forward to maintaining our growth trend in subscribers and expect to continue showing strong margins going forward.”

Conference Call Information

The Company will also be hosting a conference call later today, November 18, 2014 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0650
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0650
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 795,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@gkir.com GK Investor Relations (US) +1 646 201 9246

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ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2014

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2014

Table of Contents

Page

Balance Sheets	2-3
Statements of Income	4
Statements of Cash Flows	5

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2014	2013

Current assets
Cash and cash equivalents	43,004	41,697
Deposit in escrow	-	4,982
Investment in marketable securities	2,515	-
Accounts receivable (net of allowance for doubtful accounts)	30,334	29,239
Other current assets	20,825	18,437
Inventories	11,390	14,506
	108,068	108,861

Long-term investments and other assets
Investments in affiliated company	1,038	1,423
Investments in other company	92	88
Other non-current assets	1,574	1,022
Deferred income taxes	3,122	3,781
Funds in respect of employee rights upon retirement	6,786	6,649
	12,612	12,963

Property and equipment, net	34,206	32,546

Intangible assets, net	564	739

Goodwill	5,104	5,433

Total assets	160,554	160,542

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2014	2013

Current liabilities
Credit from banking institutions	2	38
Accounts payable	13,172	11,436
Deferred revenues	9,032	9,852
Other current liabilities	29,141	30,276
	51,347	51,602

Long-term liabilities
Liability for employee rights upon retirement	10,319	9,607
Provision for contingencies	539	2,599
Deferred revenues	981	1,033
Deferred income taxes	169	216
	12,008	13,455

Stockholders’ equity	93,070	90,918
Non-controlling interests	4,129	4,567
Total equity	97,199	95,485

Total liabilities and equity	160,554	160,542

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2014	2013	2014	2013

Revenues:
Location-based services	100,737	94,754	34,442	31,332
Wireless communications products	37,843	31,787	12,048	11,055
	138,580	126,541	46,490	42,387

Cost of revenues:
Location-based services	35,527	33,694	12,300	11,269
Wireless communications products	29,611	26,627	9,330	8,724
	65,138	60,321	21,630	19,993

Gross profit	73,442	66,220	24,860	22,394
Research and development expenses	1,895	1,791	650	624
Selling and marketing expenses	6,783	7,358	2,346	2,386
General and administrative expenses	28,950	25,915	9,752	8,567
Other expenses (income), net	(63)	913	(9)	(9)
Operating income	35,877	30,243	12,121	10,826
Financing income (expenses), net	1,215	144	1,259	(96)
Income before income tax	37,092	30,387	13,380	10,730
Income tax expense	(11,373)	(9,406)	(3,895)	(3,172)
Share in losses of affiliated companies, net	(308)	(1)	(107)	-
Net income for the period	25,411	20,980	9,378	7,558
Less: Net income attributable to non-controlling interests	(1,996)	(1,266)	(701)	(576)
Net income attributable to the Company	23,415	19,714	8,677	6,982

Basic and diluted earnings per share attributable to Company’s stockholders	1.12	0.94	0.41	0.33

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2014	2013	2014	2013

Cash flows from operating activities

Net income for the period	25,411	20,980	9,378	7,558

Adjustments to reconcile net income to net cash from operating activities:

Depreciation and amortization	8,131	9,472	2,863	2,778
Losses (gains) in respect of trading marketable securities	(271)	-	(359)	-
Exchange differences on principal of deposit and loans, net	(23)	229	-	99
Increase in liability for employee rights upon retirement	1,294	921	359	193
Share in losses of affiliated companies, net	308	1	107	-
Deferred income taxes	(1,209)	6	(311)	458
Capital losses (gains) on sale of property and equipment, net	(19)	7	(39)	(2)
Decrease (increase) in accounts receivable	(2,868)	(2,500)	2,330	1,371
Increase in other current assets	(770)	(715)	(63)	(1,889)
Decrease (increase) in inventories	2,237	3,060	(296)	576
Increase (decrease) in accounts payable	(912)	1,559	209	2,717
Decrease in deferred revenues	(212)	(38)	(236)	(556)
Increase (decrease) in other current liabilities	(553)	1,097	(1,071)	3
Net cash provided by operating activities	30,544	34,079	12,871	13,306

Cash flows from investment activities

Increase in funds in respect of employee rights upon retirement, net of withdrawals	(540)	(482)	(243)	(153)
Capital expenditures	(10,609)	(13,040)	(4,082)	(7,380)
Investment in marketable securities	(2,771)	-	-	-
Deposit in escrow	5,005	-	-	-
Deposit	(123)	317	33	4
Proceeds from sale of property and equipment	1,370	485	742	262
Net cash used in investment activities	(7,668)	(12,720)	(3,550)	(7,267)

Cash flows from financing activities

Short term credit from banking institutions, net	(36)	489	3	510
Repayment of long term loans	-	(114)	-	-
Acquisition of non-controlling interest	(500)	-	(500)	-
Dividend paid to non-controlling interests	(2,062)	(1,233)	(557)	(692)
Dividend paid	(15,481)	(12,479)	(4,022)	(2,894)
Net cash provided by (used in) financing activities	(18,079)	(13,337)	(5,076)	(3,076)

Effect of exchange rate changes on cash and cash equivalents	(3,490)	(855)	(3,008)	2

Net increase in cash and cash equivalents	1,307	7,167	1,237	2,965
Balance of cash and cash equivalents at beginning of period	41,697	29,453	41,767	33,655
Balance of cash and cash equivalents at end of the period	43,004	36,620	43,004	36,620

Supplementary information on investing activities not involving cash flows:
In August the company declared a dividend in an amount of US$ 4 million. The dividend was paid in October 2014.During the nine month period ended September 30 2014, the Company purchased property and equipment in an amount of US$ 3,026 thousand using a directly related liabilities.